

June 30, 2011

Via E-mail
John N. Hopkins
Chief Executive Officer
Kearny Financial Corp.
120 Passaic Avenue
Fairfield, New Jersey 07004

Re: Kearny Financial Corp.
    Form 10-K for the Fiscal Year Ended June 30, 2010
    Filed September 13, 2010
    File No. 0-51093

    Form 10-Q for the Fiscal Quarter Ended March 31, 2011
    Filed May 10, 2011

Dear Mr. Hopkins:

We have reviewed your supplemental response dated April 21, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Unaudited Financial Statements
5. Acquisition of Central Jersey Bancorp, page 10

1. Please refer to our previous comment six in our letter dated March 29, 2011. We note your revised disclosures on page 12; however, it remains unclear how you determined that no core deposit intangible was required. Please provide us with a more detailed analysis as to how you concluded that a core deposit intangible did not exist in connection with your purchase of Central Jersey Bancorp. Provide your computations as well as the specific assumptions used for each item you considered.

2. Tell us how you considered the disclosure requirements of ASC 310-30 as it relates to the impaired loans purchased in the Central Jersey Bancorp acquisition.

12. Loan Quality and Allowance for Loan Loss, page 30

3. We note your response to our previous comment one in our letter dated March 29, 2011, including the revised disclosures in Note 12. Please revise your future filings to address the following:

   *   You state on page 32 that in measuring the impairment associated with your collateral dependent loans, you generally use the fair value of the real estate collateralizing the loan as a measurement proxy for that of the impaired loan itself as a practical expedient. You disclose that such values are generally determined based upon a discounted market value obtained through an automated valuation module or prepared by a qualified, independent real estate appraiser. Please revise to disclose when you obtain an independent appraisal and how often appraisals are updated on impaired loans as well as on foreclosed properties.

   *   Please disclose the average period of time between when a loan is classified as nonperforming and the time the asset is ultimately charged-off. Also, disclose the average period of time between when a loan is classified as loss and the time the asset is ultimately charged-off.

   *   Disclose the amount of charge-offs related to loss classified assets for each period presented.

   *   We note your disclosure on page 33 that your allowance for loan loss calculation also utilizes environmental loss factors to estimate the probable losses within the loan portfolio. You disclose that the risk criteria included in your environmental loss factors include the level of, and trends in, delinquencies and non-accrual loans. Please tell us in greater detail how the level of delinquencies and non-accrual loans are considered in computing your environmental loss factors. Further, specifically tell us how you considered the recent significant increases in delinquencies and non-accrual loans, as well as increases in loans classified as loss, in determining the loss factor applied to your collectively evaluated portfolios.

   *   You state that for each segment of the loan portfolio, a level of risk is assigned to each of the qualitative criteria utilizing a scale ranging from zero (negligible risk) to 15 (high risk). The sum of the risk values, expressed as a whole number, is multiplied by .01% to arrive at an overall environmental loss factor, expressed in basis points, for each segment. The outstanding principal balance of each loan segment is multiplied by the applicable environmental loss factor to estimate the level of probable losses based upon the qualitative risk criteria. For instance, based on your

allowance of $2,019,000 on a portfolio of $596,132,000, it appears you used an average loss factor of approximately 34 basis points for your residential mortgage loans that were collectively evaluated for impairment as of March 31, 2011. Similarly, it appears you used an average loss factor of approximately 80 basis points for your commercial mortgage loans that were collectively evaluated for impairment as of March 31, 2011. Tell us how you computed both the environmental and overall loss factors for these two loan categories. For each of these two loan categories, please tell us how these loss factors changed over the last eight quarters, and how such changes incorporated the increasing delinquencies and classified loans.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Operating Results for the Three Months Ended March 31, 2011 and March 31, 2010
Provision for Loan Losses, page 57

4. We note your disclosure that you changed your estimate of costs to sell to include items such as estimated foreclosure and repossession costs, collateral carrying costs such as real estate taxes and insurance, and various title transfer and insurance fees. Please tell us and revise your future filings to more clearly disclose how you considered ASC 360-10-35-38 and 310-40-25-1 when concluding that these costs constituted costs to sell, as opposed to costs to foreclose or take possession of the asset or costs to maintain the asset that should be expensed as incurred. Explain in detail the nature of the additional costs you are referring to here, providing examples where possible. Quantify the amounts for each of these cost categories that led to the aggregate increase of $1.1 million in your provision for loan losses.

5. As noted above, your disclosure on page 57 indicates that you expanded your scope to include additional costs beyond those that you traditionally considered when valuing the collateral for the purposes of measuring impairment. You state that this change in scope resulted in an additional $1.1 million loan loss provision during the quarter. To the extent that you are able to support that such costs were appropriately included in your allowance for loan losses and your provision for loan losses, please address the following:

   a. Tell us the amount of such costs by category that related to prior periods.

   b. Please tell us how you concluded that your omission of these additional costs in prior periods did not constitute an error in determining the appropriateness of your provision and overall allowance for loan losses.

   c. To the extent you determined that both the omission of these costs in prior periods and the cumulative effect of correcting this omission during the quarter were immaterial, please provide us with your materiality analysis.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or me at (202) 551-3494 if you have questions regarding these comments.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Branch Chief